UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                       THE WELLCARE MANAGEMENT GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    949470108
                                    ---------
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                            New York, New York 10005
                                 (212) 493-8400
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 14, 1998
                     --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   949470108

1     NAME OF REPORTING PERSON

      THE 1818 FUND II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION
      DELAWARE

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                      3,125,000 (assuming full conversion
                EACH                        of the Notes)
             REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                        -0-

                                     10   SHARED DISPOSITIVE POWER
                                            3,125,000 (assuming full conversion
                                            of the Notes)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 (assuming full conversion of the Notes)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No.   949470108

1     NAME OF REPORTING PERSON

      BROWN BROTHERS HARRIMAN & CO.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      NEW YORK

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                      3,125,000 (assuming full conversion
                EACH                        of the Notes)
              REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10   SHARED DISPOSITIVE POWER
                                            3,125,000 (assuming full conversion
                                            of the Notes)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 (assuming full conversion of the Notes)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No.   949470108

1     NAME OF REPORTING PERSON

      T. MICHAEL LONG

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES OF AMERICA

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                      3,125,000 (assuming full conversion
                EACH                        of the Notes)
              REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10    SHARED DISPOSITIVE POWER
                                            3,125,000 (assuming full conversion
                                            of the Notes)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 (assuming full conversion of the Notes)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38%

14    TYPE OF REPORTING PERSON
      IN

CUSIP No.   949470108

1     NAME OF REPORTING PERSON

      LAWRENCE C. TUCKER

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES OF AMERICA

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                      3,125,000 (assuming full conversion
                EACH                        of the Notes)
              REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10   SHARED DISPOSITIVE POWER
                                            3,125,000 (assuming full conversion
                                            of the Notes)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 (assuming full conversion of the Notes)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38%

14    TYPE OF REPORTING PERSON
      IN

            This statement constitutes Amendment No. 2 to a statement on
Schedule 13D, as amended by Amendment No. 1 (the "Schedule 13D"), filed with the Securities and Exchange Commission with respect to the Common Stock, par value $.01 per share, of The WellCare Management Group, Inc., on behalf of The 1818 Fund II, L.P., Brown Brothers Harriman & Co., T. Michael Long and Lawrence C. Tucker.

            The information set forth in the Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 1.     SECURITY AND ISSUER.

            Item 1 is hereby amended and restated in its entirety to read as follows:

            The securities to which this Statement on Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of The WellCare Management Group, Inc., a New York corporation (the "Company"), whose principal executive office is located at Park West/Hurley Avenue Extension, Kingston, New York 12401. Although no person identified in Item 2 has acquired any shares of Common Stock, such persons may be deemed to be the beneficial owners of the shares of Common Stock reported in Item 5 by virtue of their acquisition of beneficial ownership of a 8.0% Subordinated Convertible Note of the Company in the principal amount of $20,000,000 due December 31, 2002 (the "Note"), issued January 19, 1996, amended by a Letter Agreement dated February 28, 1997 ("Amendment 1"), and further amended by a Letter Agreement dated January 14, 1998 ("Amendment 2"), which Note, as amended, entitles the holder thereof to convert such Note into of 3,125,000 shares of Common Stock (subject to adjustment).

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 is hereby amended and restated in its entirety to read as follows:

            (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund II, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH & Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH & Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

            The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations that could benefit from the presence of a large, management supportive shareholder with a relatively long-term investment goal. BBH & Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH & Co., BBH & Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the shares of Common Stock into which the Note is convertible.

            The address of the principal business and principal offices of each of the Fund and BBH & Co. is 59 Wall Street, New York, New York 10005.

            The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH & Co. Long and Tucker are citizens of the United States.

            The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH & Co. is set forth on Schedule I hereto and is incorporated herein by reference.

      (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and restated in its entirety to read as follows:

            Pursuant to the Note Purchase Agreement (which was filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference), dated as of January 19, 1996, as amended by Amendment 1 (which was filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference) and further amended by Amendment 2 (which is filed as Exhibit 5 hereto and is incorporated herein by reference), (the "Note Purchase Agreement"), by and between the Company and the Fund, the Company issued, and the Fund acquired from the Company, the Note for a purchase price (the "Purchase Price") of $20,000,000, upon the terms and subject to the conditions set forth in the Note Purchase Agreement.

            The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

            The Note (which was filed as Exhibit 2 to the Schedule 13D and is incorporated herein by reference), as amended by Amendment 1 and Amendment 2, may be converted at the holder's option into a number of shares of Common Stock equal to the principal amount of the Note being converted divided by the "Conversion Price." The Conversion Price, as amended, is (i) $4.00 with respect to $5,000,000 aggregate principal amount of the Notes and (ii) $8.00 with respect to the remainder of the Notes, in each case subject to adjustment.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and restated in its entirety to read as follows:

            The Fund has acquired the Note for investment purposes. The Note Purchase Agreement and the Registration Rights Agreement (which was filed as
Exhibit 3 to the Schedule 13D and incorporated herein by reference), dated January 19, 1996, between the Company and the Fund (the "Registration Rights

Agreement"), each as amended by Amendment 1 and Amendment 2, contain, among other things, certain provisions which relate to (i) the acquisition of additional securities of the Company, (ii) the disposition of securities of the Company and (iii) a change in the present Board of Directors of the Company. With respect to the Board of Directors of the Company, the Note Purchase Agreement, as amended, requires the Company to create two vacancies of the Board and to fill such vacancy with designees of the Fund, thereby resulting in two of the seats on the Company's Board being filled by designees of the Fund.

            In addition, the Note, as amended, provides that upon default by the Company in the payment of interest on the Note that continues for 180 days or a breach of any of the Company's agreements contained in the Note, the Note Purchase Agreement or the Registration Rights Agreement that continues unremedied for 180 days, the number of members of the Board of Directors of the Company shall be increased by one and that the Company shall cause a designee of the holders of a majority of the outstanding Notes to fill such vacancy. The right of such holders to designate such director shall continue until such time as all interest on the Note shall have been paid in full and there shall exist no breach of the Company's agreements contained in the Note, the Note Purchase Agreement or the Registration Rights Agreement.

            The Note, as amended, provides that the Company may, at any time on or after January 19, 2000, at its option, redeem all of the outstanding principal amount of the Note; provided, that any such redemption may only occur if it has been approved in advance by the Commissioner of Health of the State of New York.

            The Fund has agreed in the Note Purchase Agreement, as amended, that it will not until the earlier of (i) the first anniversary of the date on which the Fund ceases to hold any Notes and (ii) December 31, 2002, independently or as a member of a group, purchase any shares of Common Stock that, if the price for such shares when aggregated with the purchase price of any shares of Common Stock (other then shares of Common Stock issued upon conversion of all or any portion of the Notes) purchased thereby subsequent to the date of the Note Purchase Agreement, exceeds $10,000,000. Subject to the above limitation, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Notes or shares of Common Stock in the open market or in privately negotiated transactions subject to the terms of the Note Purchase Agreement, as amended, and to the factors and conditions referred to above.

            Except as described in the Note Purchase Agreement, the Note and the Registration Rights Agreement, each as amended, and as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated in its entirety to read as follows:

            (a) through (c). As set forth above, on January 19, 1996, the Company issued to the Fund, and the Fund acquired from the Company, the Note, which is in the principal amount of $20,000,000.

            Giving effect to the conversion of the Note, as amended, the Fund beneficially owns 3,125,000 shares of Common Stock, representing approximately 38% of the outstanding shares of Common Stock (assuming the conversion of the Notes and based on the number of shares of Common Stock outstanding as of November 1, 1997 as reported by the Company in its statement on Form 10-Q for the period ending September 30, 1997).

            By virtue of BBH & Co.'s relationship with the Fund, BBH & Co. may be deemed to own beneficially the shares of Common Stock beneficially owned by the Fund. By virtue of the resolution adopted by BBH & Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Notes, and the Common Stock issuable upon conversion of the Notes, each of Long and Tucker may be deemed to own beneficially the shares of Common Stock beneficially owned by the Fund.

            Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

            (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable upon conversion of the Notes.

            (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and restated in its entirety to read as follows:

            The Company has entered into the Registration Rights Agreement, as amended, with the Fund, on the terms and conditions set forth therein, giving the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the Note and any shares of Common Stock acquired by the Fund upon conversion of the Notes.

            In addition, pursuant to the Note Purchase Agreement, Robert W. Morey, Jr. and Edward A. Ullmann (the "Principal Shareholders") have entered into an agreement pursuant to which each Principal Shareholder agrees that he shall vote all shares of Common Stock of the Company, all other securities of the Company that are entitled to vote for directors and all proxies (unless otherwise directed by the stockholder submitting such proxy), in each case which he has the right to vote or power to direct the vote, in favor of the election to the Board of Directors of the Company (i) any nominee that the Fund shall have the right to designate for election to the Board of Directors of the Company pursuant to the Note Purchase Agreement and (ii) any nominee of the holders of a majority of the outstanding principal amount of the Notes that such holders shall have the right to designate for election to the Board of Directors of the Company pursuant to the Notes.

            Also, the Company and each Principal Shareholder have each agreed that it or he will promptly notify and consult with the Fund with respect to any proposed recapitalization, merger, consolidation or other similar transaction, any other transaction that could result in a Change of Control (as defined in the Notes) of the Company or any proposed amendment to the Company's Certificate of Incorporation or By-laws that could result in a change in corporate governance of the Company, and, if any such event or transaction occurs, the Company and each Principal Shareholder have agreed to act in the best interests of all shareholders of the Company.

            As a result of the agreements described in the two immediately preceding paragraphs, Messrs. Ullmann and Morey and the Reporting Persons may be deemed to be members of a group that beneficially owns all the shares beneficially owned by the members of such group. Each of the Reporting Persons disclaims membership in such group.

            Moreover, pursuant to the Note Purchase Agreement, so long as the Reporting Persons continue to hold at least 25% of the total number of shares of Common Stock, if any Principal Shareholder at any time or from time to time proposes or agrees to sell or transfer to a Person (as defined in the Note Purchase Agreement) or a group of Persons, in any transaction or series of related transactions, twenty percent (20%) or more of the shares of Common Stock held by him, the Principal Shareholder(s) proposing such disposition is required to give written notice of such proposed sale to the Reporting Persons within 15 Business Days (as defined in the Note Purchase Agreement) prior to the date of such sale.

Such notice must state the price and other terms of the proposed transaction, as well as the number of shares proposed to be sold.

            Amendment 2 amended the terms of the Note, the Note Purchase Agreement and the Registration Rights Agreement by, among other things, changing the interest rate on the Note to 8.0% and changing the Conversion Price to the amounts set forth in Item 3 above.

            Amendment 2 further provides that the Company will use its best efforts to obtain, within 90 days from the date of Amendment 2, the approval of the Commissioner of Health of the State of New York to the conversion of the Note by the Fund and that, within 15 days of the receipt of such approval, the Fund will convert $5,000,000 aggregate principal amount of the Note into Common Stock.

            Amendment 2 also provides that if the consolidated earnings before income taxes of the Company and its subsidiaries for the quarter ended June 30, 1998 or September 30, 1998, as reported in the Company's Form 10-Q for the relevant period (the "Earnings Condition") are greater than zero, then, beginning on the date such Earnings Condition has been satisfied and ending on December 31, 1998, the Company shall have the option to purchase from the Fund 50% of the aggregate outstanding principal amount of the Note and 50% of the shares of Common Stock issued upon conversation of the Note for an aggregate purchase price of $12,000,000 plus all accrued or unpaid interest on the Note to the date of purchase. The Company will have no such option to purchase such Note or such shares of Common Stock if the Earnings Conditions is not satisfied.

            Except as described elsewhere in this Statement and as set forth in the Note Purchase Agreement, the Note, the Registration Rights Agreement, Amendment 1 and Amendment 2, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or in Schedule I hereto and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and restated in its entirety to read as follows:

            1. Note Purchase Agreement, dated as of January 19, 1996, by and between the Company and the Fund.*/

            2. Subordinated Convertible Note Due December 31, 2002 in the aggregate principal amount of $20,000,000 as issued to the Fund on January 19, 1996.*/

            3. Registration Rights Agreement, dated as of January 19, 1996, between the Company and the Fund.*/

--------
*/ Filed as Exhibits to the original Schedule 13D filed by the Reporting Persons on January 29, 1996 (the "Schedule 13D")

            4. Letter Agreement, dated as of February 28, 1997, by and between the Company and the Fund.**/

            5. Letter Agreement, dated as of January 14, 1998, by and between the Company and the Fund.***/

--------
**/   Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
***/  Filed herewith.

                                SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1998

                              THE 1818 FUND II, L.P.

                              By: Brown Brothers Harriman & Co.,
                                  General Partner

                              By: /s/ Lawrence C. Tucker
                                  ----------------------------------
                                  Name:  Lawrence C. Tucker
                                  Title: Partner

                              BROWN BROTHERS HARRIMAN & CO.

                              By: /s/ Lawrence C. Tucker
                                  ----------------------------------
                                  Name:  Lawrence C. Tucker
                                  Title: Partner


                              /s/ T. Michael Long
                              --------------------------------------
                              T. Michael Long


                              /s/ Lawrence C. Tucker
                              --------------------------------------
                              Lawrence C. Tucker

                               SCHEDULE I

            Set forth below are the names and positions of all of the general partners of BBH&Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.

                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Peter B. Bartlett

Brian A. Berris

John J. Borland              125 South Wacker Drive
                             Chicago, Illinois  60606

Douglas A. Donahue, Jr.      40 Water Street
                             Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz       Veritas House
                             125 Finsbury Pavement
                             London EC2A 1PN, England

Terrence M. Farley

John A. Gehret               525 Washington Boulevard
                             Jersey City, New Jersey 07310

Elbridge T. Gerry, Jr.

Kristen F. Giarrusso         40 Water Street
                             Boston, Massachusetts  02109

Robert R. Gould

Noah T. Herndon              40 Water Street
                             Boston, Massachusetts  02109

Landon Hilliard

                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Kyosuko Kashimoto            8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)           Tokyo 103, Japan

Radford W. Klotz

Michael Kraynak, Jr.

Susan Livingston             40 Water Street
                             Boston, Massachusetts  02109

T. Michael Long

Hampton S. Lynch

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson          40 Water Street
                             Boston, Massachusetts  02109

Jeffrey A. Schoenfeld

Stokley P. Towles            40 Water Street
                             Boston, Massachusetts  02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker            1531 Walnut Street
                             Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

                            INDEX TO EXHIBITS
                            -----------------

                                                              Page
   Exhibit                Description                        Number
   -------                -----------                        ------

      5             Letter Agreement, dated as of
                    January 14, 1998, by and between the
                    Company and the Fund.